August 7, 2006

VIA EDGAR

Nili Shah

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Rowe Companies

Form 10-K for the fiscal year ended November 27, 2005

Filed February 24, 2006

File No. 1-10226

Dear Ms. Shah:

This letter responds to the additional comments raised in your letter dated June 26, 2006 regarding the Annual Report on Form 10-K of The Rowe Companies (“we” or the “Company”) for the fiscal year ended November 27, 2005 filed on February 24, 2006. Our responses are numbered to correspond to the numbered comments in your letter.

1.	In response to your comment, the following disclosure was provided in the “Critical Accounting Policies” subsection of the Management’s Discussion and Analysis section of our Form 10-Q for the quarter ended May 28, 2006 filed on July 12, 2006:

Goodwill

In accordance with SFAS 142, “Goodwill and Other Intangible Assets,” which was adopted by the Company in 2003, goodwill and other intangible assets are to be evaluated for impairment at the reporting unit level on an annual basis and between annual tests whenever events or circumstances indicate that the carrying value of a reporting unit may exceed its fair value. The Company’s goodwill was created upon the acquisition of Storehouse and reflects the value of future shipments from the manufacturing segment to the retail segment. The Company conducts its required annual impairment test during the second quarter of each fiscal year (and repeated the test as of November 27, 2005 in light of the Company’s operating performance issues). The impairment test uses a discounted cash flow and projected profitability model to estimate the fair value of the reporting unit.

This model requires the use of long-term planning forecasts and assumptions regarding specific economic conditions that are outside the control of the Company. Based upon the Company’s assessment as of May 28, 2006, goodwill was not impaired.

In determining that its goodwill is not impaired, the Company utilizes the following process:

The fair value of the manufacturing segment (to which all of the Company’s goodwill has been allocated) is determined using a discounted cash flow model based upon the operating projections for the Company and each of its segments. These projections reflect the best estimates of future operating plans and results. Such projections have been used both for internal strategic planning purposes, and for purposes of obtaining credit from banks and other lenders at various points over the past four years, including prior to our adoption of SFAS 142.

The primary relevant assumptions used in making the projections include projected levels of consolidated and individual segment shipments; consideration of changes in the mix of retail segment business; gross profit levels to be attained from such shipment levels and assumptions about selling and administrative expense growth, both particularly within the manufacturing segment.

Ms. Nili Shah

Securities and Exchange Commission

August 7, 2006

Once the operating projections are completed and the resulting projected debt free cash flow is determined, a long-term growth rate and discount rate are applied to determine an estimated fair value of the manufacturing segment. The discount rates of 12-14% were obtained from third party sources specific to the furniture and fixtures industry. The discounted cash flow model includes long-term growth rates ranging from 2-4%, which are in line with inflationary projections and industry growth expectations according to such third party sources.

We compare the fair value of the manufacturing segment to the carrying value of the manufacturing segment to determine if goodwill is impaired. In the May 2005 assessment, the fair value of the manufacturing segment was 150% of its carrying value on the low-end and 265% of its carrying value on the high-end. In November 2005, the low-end and high-end amounts were 110% and 189%, respectively. In May 2006, the corresponding amounts were 104% and 183% on the low-end and high-end, respectively. While fair values have declined over the past year, the Company’s current projections are based on current order rates with minimal increases. The Company expects to return to profitability within the next two years, based on these projected sales and cost reductions currently in place.

While the Company does not anticipate that an impairment is reasonably likely in the near term, it will continue to monitor the reasonableness of its operating projections, multiples and discount rates used therewith to value its manufacturing segment, and will reassess its goodwill for impairment as circumstances warrant. Should the Company’s future goodwill impairment assessments indicate that there has been impairment of goodwill, the excess of carrying value over fair value of goodwill would be written down by a charge to operating income (loss) in the Company’s consolidated statement of earnings as of the date of the assessment. Depending on the amount, such a charge could have a material adverse effect on the Company’s results of operations and financial condition.

2. Regarding your second comment related to uncertain tax positions and reserves, the Company will review its policies in regards to these items now that the FASB has issued its interpretation on uncertain tax positions, which will be effective for the Company for its 2008 fiscal year, beginning in December 2007. Until that review is completed, the Company will not be able to address its threshold for recognizing and reversing existing reserves. Up to this point, we have presumed that it is more likely than not that we will not prevail with taxing authorities for these issues (hence the reserve); however, until our review is complete we will not know what impact the adoption of FIN 48 will have on our tax reserves.

Until such time as we adopt the provisions of this interpretation, we believe our disclosure, beginning with our next 10-K filing, will look something like the following:

The Company does business and pays taxes in approximately 20 states. The Company’s federal and state tax returns are subject to audit by the IRS and state authorities for a three year subsequent period. States for which the Company does not file in may assess taxes, penalties and interest beyond the three year period. The Company has three major state tax jurisdictions in which it files returns, two of which have not conducted examinations of the Company’s returns in the last three years and one of which is currently conducting an exam for fiscal 2003. Until such an audit is complete, or an open year is closed, the Company’s tax returns and the expense recorded therefrom are subject to change. In some cases, changes in one state may impact the calculation of tax due in other states.

The Company has accrued taxes potentially payable to various state tax jurisdictions resulting from changes in the positions of various states over the years in regards to which types of expenses are deductible or which types of business activities constitute a sufficient nexus with the state to trigger tax liability. We have recorded such taxes in past years as various rulings and audit findings are disclosed by

Ms. Nili Shah

Securities and Exchange Commission

August 7, 2006

other companies in anticipation that such provisions will be applied to us when we are audited. As we have been audited in recent years, we have been required to pay additional taxes for some issues but not for others. In cases where open tax years have passed the point in which they are subject to audit, we have reversed the reserve related to such jurisdictions, issues, and tax years.

At November 26, 2006 and November 27, 2005, the Company’s reserves for state tax deductibility issues and state tax nexus issues were $XXX and $796, respectively, and related to open tax years 2006, 2005, 2004 and (in the case of the state currently conducting an examination) 2003 at November 26, 2006 and open tax years 2005, 2004 and 2003 at November 27, 2005.

Should you have any questions regarding this response letter, please do not hesitate to call me at (540) 444-5077.

Sincerely,

/s/ Garry W. Angle
Garry W. Angle
Vice President-Treasurer

cc:	Jenn Do, Division of Corporation Finance

Ken Smith, BDO Seidman, LLP

Darlene Leonard, BDO Seidman, LLP

Craig M. Scheer, P.C., Silver, Freedman & Taff, L.L.P.